Magnolia Fund HTX, LLC, a Delaware Organization

Financial Statements

For The Year Ended December 31, 2023

(***Unaudited***)

Magnolia Fund HTX, LLC
Balance Sheet
(*Unaudited*)

	DEC 31, 2023
Assets	
Current Assets	
Cash and Cash Equivalents	
Mercury Checking ••6413	20,050.00
Total Cash and Cash Equivalents	**20,050.00**
Total Current Assets	**20,050.00**
Total Assets	**20,050.00**
Liabilities and Equity	
Equity	
Owner's Capital: Owner's Investment	20,050.00
Total Equity	**20,050.00**
Total Liabilities and Equity	**20,050.00**

Magnolia Fund HTX, LLC
Statement of Operations
(*Unaudited*)

	2023
Gross Profit	-
Operating Income	-
Net Income	-

Magnolia Fund HTX, LLC
Statement of Cash Flows
(*Unaudited*)

	2023
Financing Activities	
Other cash items from financing activities	20,050.00
Net Cash Flows from Financing Activities	**20,050.00**
Net Cash Flows	**20,050.00**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	-
Net cash flows	20,050.00
Cash and cash equivalents at end of period	20,050.00
Net change in cash for period	**20,050.00**

Magnolia Fund HTX, LLC
Statement of Changes in Equity
(*Unaudited*)

	2023
Equity	
Opening Balance	-
Owner's Capital: Owner's Investment	20,050.00
Total Equity	**20,050.00**

Magnolia Fund HTX, LLC
Notes To The Financial Statements (Unaudited)
For The Year Ended December 31, 2023
(*Unaudited*)

1. ORGANIZATION AND PURPOSE

Magnolia Fund HTX, LLC (hereinafter referred to as "we", "our", "us" or the "Company") was organized on December 11, 2023 as a Delaware Limited Liability Company. The headquarters of the Company are located in Houston, Texas.

Magnolia Fund HTX is transforming 50,000 square feet in the heart of Houston into a community-owned commercial kitchen, and food-maker hub. With this space, the Company aims to bring together food entrepreneurs, artisans, and residents in a shared, vibrant space. The Company plans to expand into additional buildings onsite with other purposes such as co-working, event spaces, retail, and restaurant space. Magnolia Fund aims to give residents the chance to have ownership, share in the profits, and create lasting impact right where they live.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, the Company's cash & cash equivalents did not exceed the FDIC insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the

transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently in a pre-revenue stage and aims to generate revenue once the site is renovated and open for business.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

3. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

4. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 4, 2024, which is the date the financial statements were available to be issued.

The Company has raised $260,000 so far on a Subscription Agreement that makes investors non-managing members of Magnolia Fund HTX, LLC which grants them interest in the company. After the Company opens doors to their shared kitchen and payments for costs, taxes, and contingencies have been made, they can start making distributions to investors. The timing and number of distributions is determined by the Manager in its sole discretion. First, investors will receive

100% of their initial investment back. Then, investors will receive distributions until they receive an 8% return on investment per year. Distributions will be made proportionally to an investor's percentage interest in the company. This 8% return will continue year over year for the life of the fund. After the initial return of capital to investors and the 8% return per year, 100% of distributed cash flow will go to the fund Manager, until the Manager has received distributions equal to 20% of all distributions made to such date. Any available funds after that are split 70/30 with 70% going to investors. Investors will continue to receive 8% return income over the entire profit-earning life of the fund, until the property is sold or if there is a subsequent fund created for initial investors to exit.